Exhibit 99.1

PRESS RELEASE

RELATIONAL ASKS SOVEREIGN TO EXPLAIN DISCREPANCIES BETWEEN PREVIOUS STATEMENTS AND DISCLOSURES IN INDEPENDENCE PROXY

SAN DIEGO, CA, December 6, 2005 — Relational Investors LLC today called upon Sovereign Bancorp, Inc. (NYSE: SOV) to provide an immediate explanation to its stockholders of significant discrepancies between its previous statements and the disclosures made by Independence Community Bank Corp. (NYSE: ICBC) in its proxy statement filed on November 29, 2005.

“The new Independence disclosure demonstrates that Sovereign was prepared to pay more, perhaps considerably more, than any other potential buyer of Independence and that numerous statements by Sovereign about the transaction have been inaccurate or incomplete,” said Ralph V. Whitworth, Principal of Relational Investors.  “We believe Sovereign is legally obligated to make prompt corrective disclosures.  Moreover, these revelations by Independence underscore that there must be a shareholder vote on the Santander transaction so that its full background is known to shareholders.”

Relational has identified the following discrepancies:

•                  Sovereign has insisted that Independence required that Sovereign not submit the Santander transaction to a vote of its shareholders.  The Independence proxy statement, however, makes no mention of such a condition in its discussion of the merger negotiations.

•                  Sovereign has maintained that it did not agree to pay an excessive price for Independence, notwithstanding the “substantial premium” to Independence’s market price.  We now know, however, that:  (1) in the fall of 2004, Independence contacted a “group” of financial institutions and none was prepared to make a firm proposal at a “sufficiently attractive” price; (2) subsequent discussions with those institutions did not change that result; and (3) in October 2005, the one institution contacted by Independence’s financial advisor, based on its “ability to acquire Independence” and its “likely level of interest based on prior discussions” was unlikely to make an offer at a price level comparable to the price offered by Sovereign.

•                  Sovereign claimed that the discussions with Independence commenced in May, June or July 2005.  Independence reveals that the discussions did not begin until September.  But whatever the date, at the Lehman Brothers Financial Services Conference in September, 2005, Mr. Sidhu stated: “Right now we consider that an absolute wasting of time to be looking at acquisitions.”

•                  On or about October 1, Mr. Sidhu provided Independence with “an overview of  … the proposed acquisition of Independence by Sovereign” and there were extensive discussions between the two parties over the next three weeks, including an offer at the ultimate purchase price of $42.00 per share prior to October 11.  During the week of October 17, Sovereign and Independence were negotiating definitive legal documentation.  Yet, on October 19, Mr. Sidhu made the following statements in an earnings call:

•                  “Sovereign, in this kind of environment, felt it was a prudent allocation of [its] capital by continuing to buy back [its] stock.”

•                  “I would expect our capital numbers to rebound in the fourth quarter,” even though the transactions under consideration would produce a substantial reduction in capital levels.

•                  Independence disclosed that one of the factors that led its board to approve the Sovereign transaction were the “potential challenges to earnings growth in the current economic and interest rate environment.”  These issues have not been raised in Sovereign’s presentation on the value of Independence, and it is not clear how they were factored into the accretion analysis.

About Relational Investors

Relational Investors LLC is an asset management firm located in San Diego, California managing $6.0 billion.  Additional information about Relational is available on their website at www.rillc.com.

Further Information About Relational’s SEC Filings

On October 20, 2005, Relational, together with a number of affiliated persons and entities that may be deemed “participants” for purposes of the solicitation rules of the Securities and Exchange Commission (“SEC”), filed a preliminary proxy statement on Schedule 14A with the SEC relating to a possible solicitation of proxies from the shareholders of Sovereign Bancorp, Inc. (“Sovereign”) in connection with Relational’s nomination of Ralph Whitworth and David Batchelder for election to Sovereign’s board of directors at Sovereign’s 2006 Annual Meeting of shareholders. Relational will prepare and file with the SEC a definitive proxy statement relating to their nomination of Messrs. Whitworth and Batchelder and may file other proxy solicitation materials.  RELATIONAL ANTICIPATES THAT IT WILL REVISE AND FILE THE PRELIMINARY PROXY STATEMENT IN RESPONSE TO SEC COMMENTS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AS REVISED (AND THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE) BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING RELATIONAL’S NOMINATION OF MESSRS. WHITWORTH AND BATCHELDER FOR ELECTION AS DIRECTORS.  The preliminary proxy statement is, and the revised preliminary proxy statement and the definitive proxy statement (when they become available) will be, available for free at www.sec.gov, along with any other relevant documents.  You may also obtain a free copy of the preliminary proxy statement, or the definitive proxy statement (when it becomes available), by contacting Maudie Holland of Relational at (858) 704-3321, or by sending an email to maudie@rillc.com.  Information regarding the names, affiliation, and interests of persons who may be deemed to be participants in our solicitation of proxies of Sovereign’s shareholders is available in the preliminary proxy statement filed with the SEC on October 20, 2005.

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For more information contact:

Sandi Christian

Relational Investors

(858) 704-3335

slc@rillc.com